Santander



BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of December 31, 2021

The principal balances and results accumulated for the period ending December 2021 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,881,558
Interbank loans, net	428
Loans and accounts receivables from customers, net	35,675,579
Total investments	10,257,166
Financial derivative contracts	10,123,607
Other asset items	4,732,687
Total assets	**63,671,025**

Principal liabilities	MCh$
Deposits and other demand liabilities	17,900,938
Time deposits and other time liabilities	10,131,055
Financial derivative contracts	10,871,241
Issued debt instruments	8,397,060
Other liabilities items	12,876,151
Total equity	3,494,580
Total liabilities and Equity	**63,671,025**

Equity attributable to:	
Equity holders of the Bank	3,400,220
Non-controlling interest	94,360

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,816,346
Net fee and commission income	332,751
Result from financial operations	133,197
Total operating income	**2,282,294**
Provision for loan losses *(1)*	(405,575)
Support expenses	(799,864)
Other results	(97,256)
Income before tax	**979,599**
Income tax expense	(194,679)
Continued operations result	**784,920**
Discontinued operations result	**-**
Net income for the period	**784,920**

Attributable to:	
Equity holders of the Bank	774,959
Non-controlling interest	9,961

(1) As of December 31, 2021, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$132,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de diciembre de 2021

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de diciembre de 2021 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.881.558
Adeudado por bancos	428
Créditos y cuentas por cobrar a clientes	35.675.579
Inversiones totales	10.257.166
Contratos de derivados financieros	10.123.607
Otros rubros del activo	4.732.687
Total Activos	**63.671.025**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	17.900.938
Depósitos y otras captaciones a plazo	10.131.055
Contratos de derivados financieros	10.871.241
Instrumentos de deuda emitidos	8.397.060
Otros rubros del pasivo	12.876.151
Total patrimonio	3.494.580
Total Pasivos y Patrimonio	**63.671.025**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.400.220
Interés no controlador	94.360

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	1.816.346
Ingreso neto de comisiones	332.751
Resultado de operaciones financieras	133.197
Total ingresos operacionales	**2.282.294**
Provisiones por riesgo de crédito *(1)*	(405.575)
Gastos de apoyo	(799.864)
Otros resultados	(97.256)
Resultado antes de impuesto	**979.599**
Impuesto a la renta	(194.679)
Resultado de operaciones continuas	784.920
Resultado de operaciones discontinues	-
Utilidad consolidada del periodo	**784.920**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	774.959
Interés no controlador	9.961

(1) Al 31 de diciembre de 2021, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por $132.000 millones (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC). formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.